Mail Stop 4561

April 30, 2008

Mr. Robert W. Selander
President and Chief Executive Officer
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

Re: **MasterCard Incorporated**
 Form 10-K for the Fiscal Year Ended December 31, 2007
 Filed February 20, 2008
 File No. 001-32877

 Definitive Proxy Statement on Schedule 14A
 Filed April 24, 2008
 File No. 001-32877

Dear Mr. Selander:

 We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Government Regulation, page 21

1. We refer you to the penultimate paragraph on page 22. Please provide us with updated information of the same nature and scope as the information you provided to us in your letter dated November 10, 2005, regarding contacts with

the five countries currently identified by the Department of State as state sponsors of terrorism.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 45

2. Tell us what consideration you gave to discussing the impact of inflation and changing prices on your revenues and on income from continuing operations. See Item 303(a)(3)(iv) of Regulation S-K.

Non-GAAP Financial Information, page 45

3. We note the inclusion of non-GAAP information within MD&A. Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. In this regard, your presentation appears to lack certain disclosures identified in the answer to Question 8 of the June 13, 2003 "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" (the "FAQ"). For example, you do not discuss the manner in which management uses the non-GAAP financial information and you do not appear to provide meaningful disclosure that addresses the economic substance behind your decision to use these measures. Tell us how you plan to address the disclosure requirements of Question 8 of the FAQ.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Earnings Per Share, pages 82-83

4. Given the different classes of common stock, tell us what consideration you have given to the two-class method earnings per share presentation as noted in SFAS 128, "Earnings Per Share" paragraphs 60 and 61 and EITF 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128."

Note 4. Investment Securities, page 83

5. Tell us how you have complied with paragraph 21.a. of SFAS 115 regarding the requirement to disclose the proceeds from sales of available-for-sale securities.

6.   Tell us how you intend to determine the fair value of the auction rate securities
        that have been impacted by the February 2008 auction failures if in fact you
        anticipate continued auction failures. In this regard tell us your consideration of
        the SFAS 157 accounting and disclosure requirements you anticipate addressing
        in your next filing.

7.   We note your conclusion that you do not believe the auction failures will have a
        material impact on liquidity. In addition, please tell us how your February 15,
        2008 assessment of the expected impact on results of operations from uncertainty
        over auction failures.

Definitive Proxy Statement

Certain Relationships and Related Transactions, page 29

8.   We note that, on page 31 of your filing, you indicate that notwithstanding that
        they may be "related parties", transactions between you and members of
        MasterCard International that beneficially own five percent or more of a class of
        voting securities of MasterCard that are entered into in the ordinary course of
        your business do not require approval of the Board of Directors under your Code
        of Conduct. Please clarify your disclosure obligations for these transactions
        pursuant to Item 404 of Regulation S-K.

Executive Compensation, page 32

9.   Investors would benefit significantly from a more focused and streamlined
        discussion of how the application of negative discretion resulted in the actual
        amounts awarded under the Senior Executive Annual Incentive Compensation
        Plan. Please assess the disclosure you provided on pages 35-36 and strive to
        provide crisp synopses that address how the performance of your named
        executive officers relative to the corporate scorecard was used to reduce cash
        incentive awards for 2007. See Item 402(b)(1)(v) of Regulation S-K. We note
        the disclosure regarding the exceptional circumstances taken into consideration in
        the awards made to Messrs. Heuer and Dunbar. Consider providing illustrative
        examples of how the actual award amounts were calculated starting with the
        amount established through the return on equity/net income matrix.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Attorney, at (202) 551-3477 or Jay Ingram at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig D. Wilson
Sr. Asst. Chief Accountant